

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 26, 2006

Bobba Venkatadri
Chief Executive Officer
Trans-India Acquisition Corporation
300 South Wacker Drive, Suite 1000
Chicago, IL 60606

> **Re:** **Trans-India Acquisition Corporation**
> **Amendment No. 1 to Form S-1**
> **Filed September 15, 2006**
> **File No. 333-136300**

Dear Mr. Venkatadri:

We have reviewed your filing and your response letter submitted on September 15, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1

Proposed Business, page 44

1.   We note your stated intention to acquire a business or businesses "having primary business operations located in India…." Expand to clarify the parameters of this statement. For example, could you acquire a business where the target business' management is located elsewhere while operations are in India or vice versa? Are you permitted to change business focus and acquire a company with little or no connection to India?

Underwriting, page 75

2.   We note your response to our prior comment 4. Summarize the factors that the underwriters will consider in deciding whether to allow the warrants and common stock to separately trade earlier than 90 days after effectiveness and how such a decision would be announced to the market.

Exhibit 5.1, Legal Opinion

3.   We note your response to our prior comment 30, that Item 601(b)(5) of Regulation S-K does not require counsel to opine that the warrants are binding obligations under the appropriate state contract law. However, since warrants are contractual arrangements similar to debt obligations, we have taken the position that in order to satisfy the requirements of Item 601(b)(5) of Regulation S-K, the legality opinion should confirm that the warrants being registered in the offering are binding obligations of the company under the appropriate state contract law governing the warrant agreement.

                        *   *   *   *

        Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any questions.

                                Sincerely,

                                /s/ Larry Spirgel
                                Larry Spirgel
                                Assistant Director

cc: Kevin K. Rooney, Esq.
        Hayden Bergman Rooney, Professional Corporation
        Via Facsimile: (415) 399-9320